188 Grand Street, Unit #195

New York, NY 10013

January 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerUp Acquisition Corp. Registration Statement on Form S-4 File No. 333-281991

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on January 14, 2025, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by PowerUp Acquisition Corp. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

POWERUP ACQUISITION CORP.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer

cc:	Kate Bechen, Esq.